SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  Schedule 13G


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 14)*


                           J. C. PENNEY COMPANY, INC.
                                (Name of Issuer)


                       Common Stock of 50(cent) par value
                         (Title of Class of Securities)


                                    708160106
                                 (CUSIP Number)


                                December 31, 2002
             (Date of Event Which Requires Filing of This Statement)

           Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)
[_] Rule 13d-1(c)
[_] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

+-----------------------------+              +----------------------------+
|CUSIP No.708160106           |     13G      |Page   2    of  6  Pages    |
+-----------------------------+              +----------------------------+
+-------------------------------------------------------------------------+
| 1 | NAMES OF REPORTING PERSONS                                          |
|   | I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)         |
|   |                                                                     |
|   | Savings, Profit-Sharing and Stock Ownership Plan of J. C. Penney    |
|   |   Corporation, Inc.                                                 |
+---+---------------------------------------------------------------------|
| 2 | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           +--+     |
|   | (SEE INSTRUCTIONS)                                     (a) +--+     |
|   |                                                                     |
|   |                                                            +--+     |
|   |                                                        (b) +--+     |
+---+---------------------------------------------------------------------|
| 3 |SEC USE ONLY                                                         |
|   |                                                                     |
|   |                                                                     |
+---+---------------------------------------------------------------------|
| 4 |CITIZENSHIP OR PLACE OF ORGANIZATION                                 |
|   |  Not Applicable                                                     |
|   |                                                                     |
|   |                                                                     |
+-------------------------------------------------------------------------|
|            | 5 | SOLE VOTING POWER                                      |
|            |   | -0-. See Item 4 (c).                                   |
| NUMBER OF  +---+--------------------------------------------------------|
|   SHARES   | 6 | SHARED VOTING POWER                                    |
|BENEFICIALLY|   | 44,428,417. See Item 4 (c).                            |
|  OWNED BY  +---+--------------------------------------------------------|
|    EACH    | 7 | SOLE DISPOSITIVE POWER                                 |
|  REPORTING |   | -0-. See Item 4 (c).                                   |
|   PERSON   +---+--------------------------------------------------------|
|    WITH    | 8 | SHARED DISPOSITIVE POWER                               |
|            |   | 44,428,417. See Item 4 (c).                            |
+-------------------------------------------------------------------------|
| 9 | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON        |
|   |                                                                     |
|   | 44,428,417. See Item 4 (c).                                         |
+---+---------------------------------------------------------------------|
|10 | CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN           |
|   | SHARES (SEE INSTRUCTIONS)                                           |
|   |                                                                     |
+---+---------------------------------------------------------------------|
|11 | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9                     |
|   |                                                                     |
|   | 15.9%. See Item 4 (b).                                             |
+---+---------------------------------------------------------------------|
|12 | TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)                         |
|   | EP                                                                  |
+-------------------------------------------------------------------------+

                                                            Page 3 of 6 Pages


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549
                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 14)

Item 1(a)         Name of Issuer:
                  J. C. PENNEY COMPANY, INC.

Item 1(b)         Address of Issuer's Principal Executive Offices:
                  6501 Legacy Drive, Plano, Texas 75024-3698

Item 2(a)         Name of Person Filing:
                  Savings, Profit-Sharing and Stock Ownership Plan of
                  J. C. Penney Corporation, Inc. ("Plan")
                  (Note: the Plan changed its name effective January 27, 2002, from "Savings, Profit-Sharing and Stock Ownership Plan of
                  J. C. Penney Company, Inc." to its current name as stated above).

Item 2(b)         Address of Principal Business Office:
                  6501 Legacy Drive, Plano, Texas 75024-3698 mailing address, P. O. Box 659002, Dallas,
                  Texas 75265-9002

Item 2(c)         Citizenship:
                  Not applicable.

Item 2(d)         Title of Class of Securities:
                  Common Stock of 50(cent) par value
                  (Series B ESOP Convertible  Preferred Stock
                  ("ESOP Preferred Stock") - each share being convertible into 20 shares of Common Stock ("ESOP Preferred Common Stock Equivalent"))

Item 2(e)         CUSIP No.         708160106

Item 3 If this statement is filed pursuant to ss.240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

          (f) [x] An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F).

Item 4   Ownership.
          (a)     Amount Beneficially Owned: 44,428,417 shares.
                  (See Item   4(c)).
          (b)     Percent of Class: 15.9%.
          (c)     Number of shares as to which such person has:

               (i)  sole power to vote or to direct the vote - 0.

               (ii) shared  power to vote or to  direct  the vote -  44,428,417.
                    Each of the issuer's employees who is a Plan participant and who has been allocated shares under the Plan ("Allocated Stock") is entitled to instruct the trustee ("Trustee") of the Plan (State Street Bank and Trust Company) on how to vote the shares of Common Stock of 50(cent) par value of the

                                                              Page 4 of 6 Pages

                    issuer ("Penney Stock") and the ESOP Preferred Common Stock Equivalent shares credited to such participant's accounts under the Plan plus an allocable portion of all Allocated Stock for which no direction has been received ("Undirected Stock"). The Trustee is obligated to vote such Allocated Stock and Undirected Stock as instructed.

               (iii) sole power to dispose or to direct the disposition of - 0.

               (iv) shared  power to dispose or to direct the  disposition  of -
                    44,428,417. (A) In the event of any offer (including but not limited to a tender or exchange offer within the meaning of the Securities Exchange Act of 1934, as amended) for shares of Penney Stock or ESOP Preferred Stock, each Plan participant may direct the Trustee to accept or reject the offer or to tender or not tender the shares of Penney Stock and the ESOP Preferred Common Stock Equivalents credited to such participant's accounts under the Plan, plus an allocable portion of all Undirected Stock. The Trustee shall be obligated to follow all such directions which are timely received. The Trustee is to decide whether or not to accept or reject an offer or to tender or not to tender shares of Penney Stock or ESOP Preferred Stock, as the case may be, pursuant to an offer only if the sum of the number of shares it sold, exchanged or transferred in accordance with any other offer during the preceding twelve months plus the number of shares subject to an outstanding offer is fewer than 10% of the total number of shares held by the Plan. (B) Although the Trustee does not normally trade shares of Penney Stock or ESOP Preferred Stock held by it, under certain circumstances a participant may give instructions regarding his or her accounts which may result in the sale or transfer of certain shares by the Trustee.

Item 5   Ownership of Five Percent or Less of a Class.
                  Not applicable

Item 6 Ownership of More than Five Percent on Behalf of Another Person. The filing person maintains a trust which holds shares of Penney Stock and ESOP Preferred Stock (See Item 2(d) above) for the benefit of current and certain former employees of the issuer who are participants in the Plan. Participants in the Plan have the right upon termination, pursuant to the terms of the Plan, to the vested shares of Penney Stock (including converted ESOP Preferred Stock), or to the proceeds of the sale of shares of Penney Stock (including converted ESOP Preferred Stock).

                                                             Page 5 of 6 Pages
Item 7   Identification  and  Classification  of the  Subsidiary  Which
         Acquired the Security  Being Reported on By the Parent Holding Company.
                  Not Applicable

Item 8   Identification and Classification of Members of the Group
                  Not Applicable

Item 9   Notice of Dissolution of Group.
                  Not applicable

Item 10  Certification.

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

          The filing of this statement shall not be construed as an admission that the Plan is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities covered by this statement.

                                                              Page 6 of 6 Pages
Signature.

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 13, 2003



Signature

/s/ George Brand
--------------------------
George Brand, Benefit Plans Accounting Manager
Name/Title